

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4631

November 3, 2017

<u>Via E-mail</u>
Mr. Joseph Lu
Chief Executive Officer
Powin Energy Corporation
20550 SW 115th Ave
Tualatin, OR 97062

> **Re: Powin Energy Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 0-54015**

Dear Mr. Lu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction